Fair Isaac Corporation 5 West Mendenhall Suite 105 Bozeman, MT 59715 USA T +1 (406) 982 7276 www.fico.com

March 14, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nasreen Mohammed and Joel Parker

Re:	Fair Isaac Corporation

Form 10-K the Year Ended September 30, 2023

File No. 001-11689

Dear Ms. Mohammed and Mr. Parker,

This letter is submitted in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated March 4, 2024, with respect to review of the above-referenced filings of Fair Isaac Corporation (“we,” “us,” “our,” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments below in bold type, and our response thereto follows each comment.

Form 10-K for the Year Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Annual Contract Value Bookings (ACV Bookings), page 32

1. Please revise your disclosure to provide context to the amount of the ACV bookings that is based on estimates of future usage-based fees and disclose whether differences between estimates and actual results have been material.

Company Response

A significant portion of our annual contract value bookings (“ACV Bookings”) consist of fixed amounts stated in the software contracts we sign, while approximately 30% of the value is attributable to estimates of future usage-based fees. We will expand our discussion in future filings starting with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2024. Set forth below is an illustrative example of how we would intend to expand our disclosure using the first three paragraphs under “Annual Contract Bookings (“ACV Bookings”)” that appeared on page 32 of our Annual Report on Form 10-K for the year ended September 30, 2023 (additional text shown as underlined; deleted text shown as strikethrough).

Annual Contract Value Bookings (“ACV Bookings”)

Management regards ACV Bookings as an important indicator of future revenues, but they are not comparable to, nor are they a substitute for, an analysis of our revenues and other U.S. generally accepted accounting principles (“U.S. GAAP”) measures. We define ACV Bookings as the average annualized value of software contracts signed in the current reporting period that generate current and future on-premises and SaaS software revenue. We only include contracts with an initial term of at least 24 months and we exclude perpetual licenses and other software revenues that are non-recurring in nature. For renewals of existing software subscription contracts, we count only incremental annual revenue expected over the current contract as ACV Bookings.

ACV Bookings is calculated by dividing the total expected contract value by the contract term in years. The expected contract value equals the fixed amount — including guaranteed minimums, if any — stated in the contract, plus estimates of future usage-based fees. We develop estimates from discussions with our customers and examinations of historical data from similar products and customer arrangements. Differences between estimates and actual results occur due to variability in the estimated usage. This variability can be the result of the economic trends in our customers’ industries; individual performance of our customers relative to their competitors; and regulatory and other factors that affect the business environment in which our customers operate. For each of the periods presented, ACV Bookings related to estimates of future usage-based fees were approximately 30% of the total ACV Bookings amount. Differences between the initial estimates of future usage-based fees and actual results historically have not been material and we do not currently expect that they will be materially different in the future.

We disclose estimated revenue expected to be recognized in the future related to remaining performance obligations in Note 11 to the accompanying consolidated financial statements. However, we believe ACV Bookings is a ~~more meaningful~~ useful supplemental measure of our business as it includes estimated revenues and future billings excluded from Note 11, such as usage-based fees and guaranteed minimums derived from our on-premises software licenses, among others.

Critical Accounting Policies and Estimates

Revenue Recognition, page 42

2. Regarding your revenue recognition, please tell us why you have not disclosed how much each estimate and/or assumption has changed over the periods and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Company Response

We acknowledge the Staff’s comment and understand that the critical accounting estimates disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations should supplement, but not duplicate, the description of significant accounting policies in the notes to the financial statements. The assumptions and estimates utilized in connection with our recognition of revenue have been accurate in all material respects in the past, have not changed materially in the past, and we do not currently expect that they will materially change in the future. In future filings we will revise this disclosure to include analysis of such factors as: why the estimate is subject to uncertainty; to the extent material and reasonably available, how much the estimate and/or assumption has changed over a relevant period; and, to the extent material and reasonably available, the sensitivity of the reported amounts to the methods, assumptions and estimates underlying the estimate’s calculation. In the disclosure of our critical accounting estimates, we will also include, to the extent material and reasonably available, quantitative information that would help investors understand the impact of estimation uncertainty on our operating results and financial condition.

Below is an illustrative example of how we would intend to expand our discussion of our revenue recognition critical accounting policy in future Annual Reports on Form 10-K (additional text shown as underlined; deleted text shown as strikethrough). We do not believe these additional disclosures are material updates from the critical accounting policy disclosures in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

While our significant accounting policies are more fully described in Note 1 and Note 11 to our consolidated financial statements included elsewhere in this report, we believe the following discussion addresses our most critical accounting estimates, which involve significant subjectivity and judgment, and changes to such estimates or assumptions could have a material impact on our financial condition or operating results. Therefore, we consider an understanding of the variability and judgment required in making these estimates and assumptions to be critical in fully understanding and evaluating our reported financial results.

Revenue Recognition

~~Contracts with Customers~~

~~Our revenue is primarily derived from on-premises software and SaaS subscriptions, professional services and scoring services. For contracts with customers that contain various combinations of products and services, we evaluate whether the products or services are distinct — distinct products or services will be accounted for as separate performance obligations, while non-distinct products or services are combined with others to form a single performance obligation. For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation on a relative standalone selling price (“SSP”) basis. Revenue is recognized when control of the promised goods or services is transferred to our customers~~.

~~Our on-premises software is primarily sold on a subscription basis, which includes a term-based license and post-contract support or maintenance, both of which generally represent distinct performance obligations and are accounted for separately. The transaction price is either a fixed fee, or a usage-based fee — sometimes subject to a guaranteed minimum. When the amount is fixed, including the guaranteed minimum in a usage-based fee, license revenue is recognized at the point in time when the software is made available to the customer. Maintenance revenue is recognized ratably over the contract period as customers simultaneously consume and receive benefits. Any usage-based fees not subject to a guaranteed minimum or earned in excess of the minimum amount are recognized when the subsequent usage occurs. We occasionally sell software arrangements consisting of on-premises perpetual licenses and maintenance. License revenue is recognized at a point in time when the software is made available to the customer and maintenance revenue is recognized ratably over the contract term.~~

~~Our SaaS products provide customers with access to and standard support for our software on a subscription basis, delivered through our own infrastructure or third-party cloud services. The SaaS transaction contracts typically include a guaranteed minimum fee per period that allows up to a certain level of usage and a consumption-based variable fee in excess of the minimum threshold; or a consumption-based variable fee not subject to a minimum threshold. The nature of our SaaS arrangements is to provide continuous access to our hosted solutions in the cloud, i.e., a stand-ready obligation that comprises a series of distinct service periods (e.g., a series of distinct daily, monthly or annual periods of service).~~ For our SaaS subscriptions, we estimate the total variable consideration at contract inception — subject to any constraints that may apply — and update the estimates as new information becomes available and recognize the amount ratably over the SaaS service period, unless we determine it is appropriate to allocate the variable amount to each distinct service period and recognize revenue as each distinct service period is performed. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Variable consideration is estimated based on either the expected value or the most likely amount method depending on which method we expect to better predict the amount of consideration to which we will be entitled. Our estimates of variable consideration are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us at contract inception and require judgment. For the periods presented, we have not experienced significant changes to our estimates and judgments related to variable consideration in our contracts.

~~Our professional services include software implementation, consulting, model development and training. Professional services are sold either standalone, or together with other products or services and generally represent distinct performance obligations. The transaction price can be a fixed amount or a variable amount based upon the time and materials expended. Revenue on fixed-price services is recognized using an input method based on labor hours expended, which we believe provides a faithful depiction of the transfer of services. Revenue on services provided on a time and materials basis is recognized by applying the “right-to-invoice” practical expedient as the amount to which we have a right to invoice the customer corresponds directly with the value of our performance to the customer.~~

For our professional services, significant judgment may be required to determine the timing of satisfaction of a performance obligation in certain professional services contracts with a fixed consideration, in which we measure progress using an input method based on labor hours expended. In order to estimate the total hours of the project, we make assumptions about labor utilization, efficiency of processes, the customer’s specification and IT environment, among others. For certain complex projects, due to the risks and uncertainties inherent with the estimation process and factors relating to the assumptions, actual progress may differ due to the change in estimated total hours. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues are subject to revisions as the contract progresses to completion. For the periods presented, we have not experienced significant changes to our estimates and judgments related to the timing of satisfaction of our professional services.

~~Our scoring services include both business-to-business and business-to-consumer offerings. Our business-to-business scoring services typically include a license that grants consumer reporting agencies the right to use our scoring solutions in exchange for a usage-based royalty. Revenue is generally recognized when the usage occurs. Business-to-consumer offerings provide consumers with access to their FICO® Scores and credit reports, as well as other value-add services. These are provided as either a one-time or ongoing subscription service renewed monthly or annually, all with a fixed consideration. The nature of the subscription service is a stand-ready obligation to generate credit reports, provide credit monitoring, and other services for our customers, which comprises a series of distinct service periods (e.g., a series of distinct daily, monthly or annual periods of service). Revenue from one-time or monthly subscription services is recognized during the period when service is performed. Revenue from annual subscription services is recognized ratably over the subscription period.~~

~~Significant Judgments~~

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct and should be accounted for separately may require significant judgment. Specifically, when implementation service is included in the original software or SaaS offerings, judgment is required to determine if the implementation service significantly modifies or customizes the software or SaaS service in such a way that the risks of providing it and the customization service are inseparable. In rare instances, contracts may include significant modification or customization of the software of SaaS service and will result in the combination of software or SaaS service and implementation service as one performance obligation. For the periods presented, we have not experienced significant changes to our estimates and judgments related to the identification of performance obligations for our contracts.

We determine the SSPs using data from our historical standalone sales, or, in instances where such information is not available (such as when we do not sell the product or service separately), we consider factors such as the stated contract prices, our overall pricing practices and objectives, go-to-market strategy, size and type of the transactions, and effects of the geographic area on pricing, among others. When the selling price of a product or service is highly variable, we may use the residual approach to determine the SSP of that product or service. Significant judgment may be required to determine the SSP for each distinct performance obligation when it involves the consideration of many market conditions and entity-specific factors discussed above. For the periods presented, we have not experienced significant changes to our estimates and judgments related to the determination of our SSPs.

~~Significant judgment may be required to determine the timing of satisfaction of a performance obligation in certain professional services contracts with a fixed consideration, in which we measure progress using an input method based on labor hours expended. In order to estimate the total hours of the project, we make assumptions about labor utilization, efficiency of processes, the customer’s specification and IT environment, among others. For certain complex projects, due to the risks and uncertainties inherent with the estimation process and factors relating to the assumptions, actual progress may differ due to the change in estimated total hours. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues are subject to revisions as the contract progresses to completion.~~

Item 8. Financial Statements and Supplementary Data

Capitalized Software and Research and Development Costs, page 57

3. Please tell us why costs incurred to maintain and support existing products are included in research and development. Refer to ASC 730-10-55.

Company Response

The Company acknowledges the Staff’s comment and confirms we do not include costs incurred to maintain and support existing products in research and development costs. Costs incurred to maintain and support existing products are included in cost of revenues in our consolidated statements of income and comprehensive income. Set forth below is an illustrative example of how we would intend to revise the disclosure regarding our capitalized software and research and development costs in future Annual Reports on Form 10-K (additional text shown as underlined and deleted text shown as strikethrough).

Capitalized Software and Research and Development Costs

Software development costs relating to products to be sold in the normal course of business are expensed as incurred as research and development costs until technological feasibility is established. Technological feasibility for our products occurs approximately concurrently with the general release of our products; accordingly, we have not capitalized any development or production costs. Costs we incur to maintain and support our ~~existing~~ products ~~after the general release of the product~~ are expensed in the period they are incurred and included in cost of revenues ~~research and development costs~~ in our consolidated statements of income and comprehensive income.

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We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please feel free to contact me directly at 612-758-5356.

Sincerely,

/s/ Steven Weber

Steven Weber
Chief Financial Officer